# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESIDIO PRODUCTION Co, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A common stock, par value $0.0001, per share
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002021041

## Reporting persons
- EQV Ventures Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,820,292; sole dispositive power 0; shared dispositive power 7,820,292; aggregate amount beneficially owned 7,820,292 (28.1% of the class)
  Comment: The reported amount includes 133,332 shares of Class A common stock of the Issuer, par value $0.0001 per share ("Class A Shares"), issuable upon the exercise of warrants to purchase Class A Shares, which will become exercisable at a price of $11.50 per share 30 days following March 4, 2026 ("the Closing") and expire five years following the Closing ("Warrants").
  
  The reported percent of class is calculated based upon 27,652,068 Class A Shares outstanding as of March 23, 2026, as provided by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on March 24, 2026, plus 133,332 Warrants.

## Item 1. Issuer
Name of issuer: PRESIDIO PRODUCTION Co
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas 76102

## Item 2. Person Filing
Name of person filing: This statement is filed by EQV Ventures Sponsor LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 1090 Center Drive, Park City, UT 84098
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported securities are directly held by EQV Ventures Sponsor LLC. The reported securities include (i) 1,851,161 Class A Shares (the "Earn-Out Shares") which, pursuant to that certain sponsor letter agreement entered into on August 5, 2025, by and among EQV Ventures Sponsor LLC, Presidio Midco Inc., the Issuer, Prometheus Holdings LLC, Presidio Investment Holdings LLC and certain other individuals thereto (the "Sponsor Letter Agreement"), are subject to vesting (or forfeiture) on the basis of achieving certain trading price thresholds during the first five years following the Closing pursuant to an earnout program, with 50% of the Earn-Out Shares vesting, subject to the terms and conditions of the Sponsor Letter Agreement, at a price threshold of $12.50 per share and 50% of the Earn-Out Shares vesting, subject to the terms and conditions of the Sponsor Letter Agreement, at a price threshold of $15.00 per share; (ii) 3,702,323 Class A Shares ("DRIP Shares") that are subject to restrictions and forfeiture provisions during the first three years following the Closing pursuant to a dividend reinvestment program, which will fall away during the first three years following the Closing, with one-third of the DRIP Shares vesting on the date that is 12 months following the Closing, one-half of the remaining DRIP Shares vesting on the date that is 24 months following the Closing and the remaining DRIP Shares vesting on the date that is 36 months following the Closing; and (iii) 133,332 Class A Shares issuable upon exercise of Warrants. The Reporting Person is governed by a board of managers, which is composed of Tyson Taylor, Jerome C. Silvey, Jr. and Jerry Silvey, III (the "Managers"). Each of the Managers disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be deemed an admission by the Reporting Person or any of the Managers of the beneficial ownership of the reported securities for purposes of Section 13(d) or 13(g) or for any other purpose. The business address of each of these individuals is c/o EQV Ventures Sponsor LLC, 1090 Center Drive, Park City, UT 84098.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EQV Ventures Sponsor LLC: /s/ Tyson Taylor, Tyson Taylor/President and Secretary (04/02/2026)